UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 20, 2008

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: October 29, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

October 20, 2008 Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the appointment of Desmond Morgan as its new Chief Financial Officer. Mr Morgan replaces Dominique de la Roche, who has resigned as Chief Financial Officer and Director and will be leaving the Company at the end of October to pursue other opportunities.

Desmond Morgan is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA). He completed his articles at Price Waterhouse, and subsequently worked for Dorbyl Ltd, developing the Automotive Aftermarket division. Thereafter he joined the Modern Africa Fund Managers LLC, an equity fund operating in Sub Sahara Africa north of the Limpopo River Province in association with the Overseas Private Investment Corporation of the US Government.

As an independent contractor over the last seven years, he has completed projects with UCAR Ltd (Graf Tech International), Anglo Gold Ashanti on the Mponeng and Tau Tona mines, Barclays Bank (Zambia), Barrick Gold (Tanzania), and the Gauteng Shared Service Centre.

Mr Morgan has extensive high level and operational financial management and accounting experience in mining, manufacturing, communications, finance, mergers and acquisitions, and corporate environments. This has included reporting to investors in the USA, the UK and Europe, and meeting the required international reporting standards in these jurisdictions, and managing projects and portfolios in Kenya, Tanzania, Uganda, Ghana, Ivory Coast and Zambia.

President and CEO John Bristow said "The appointment of Desmond Morgan adds invaluable experience to our recently expanded financial management team. He also provides operational experience which will be of benefit to the Company in its drive to expand its South African operations and growth footprint and, in due course, acquire and consolidate production-focused projects and companies in other parts of southern and central Africa.

On behalf of the Board, I would also like to express our appreciation of the important role played by Mr de la Roche during his tenure as CFO and director and we all wish him well in his new ventures. "

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.